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								OMB APPROVAL

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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			Under the Securities Exchange Act of 1934
						(Amendment No. 2)


				Executone Information Systems, Inc.
					   (Name of Issuer)

						Common Stock
----------------------------------------------------------------
-----------
				(Title of Class of Securities)

						  301607107
						(CUSIP Number)

	Andrew E. Shapiro, Manager		Christopher J. Rupright,
Esq.
	Lawndale Capital Management, LLC	Shartsis Friese &
Ginsburg LLP
	One Sansome Street, Suite 3900  	One Maritime Plaza, 18th
Floor
	San Francisco, CA  94104			San Francisco, CA 94111
	(415) 288-2330					(415) 421-6500
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-----------

					April 13, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
`
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 301607107								Page 2 of
11 pages

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-----------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Lawndale Capital Management, LLC
----------------------------------------------------------------
-----------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)
	/ X /
											(b)
	/  /
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3	SEC USE ONLY
----------------------------------------------------------------
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4	SOURCE OF FUNDS*

	AF
----------------------------------------------------------------
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)
			/ /
----------------------------------------------------------------
-----------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
----------------------------------------------------------------
-----------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	---------------------------------------
-----------
		OWNED BY		8	SHARED VOTING POWER
		EACH				2,554,800
		REPORTING		---------------------------------------
-----------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					---------------------------------------
-----------
					10	SHARED DISPOSITIVE POWER
						2,554,800
----------------------------------------------------------------
-----------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	2,554,800
----------------------------------------------------------------
-----------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	/ /
----------------------------------------------------------------
-----------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	4.1
----------------------------------------------------------------
-----------
14	TYPE OF REPORTING PERSON*
	OO and IA

CUSIP No. 301607107								Page 3 of
11 pages

----------------------------------------------------------------
-----------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Andrew E. Shapiro
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-----------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)
	/X /
											(b)
	/ /
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-----------
3	SEC USE ONLY
----------------------------------------------------------------
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4	SOURCE OF FUNDS*

	AF
----------------------------------------------------------------
-----------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)
			/ /
----------------------------------------------------------------
-----------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
----------------------------------------------------------------
-----------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			19,193
		BENEFICIALLY	---------------------------------------
-----------
		OWNED BY		8	SHARED VOTING POWER
		EACH				2,554,800
		REPORTING		---------------------------------------
-----------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				19,193
					---------------------------------------
-----------
					10	SHARED DISPOSITIVE POWER
						2,554,800
----------------------------------------------------------------
-----------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	2,573,993
----------------------------------------------------------------
-----------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
												/ /
----------------------------------------------------------------
-----------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	4.1
----------------------------------------------------------------
-----------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 301607107								Page 4 of
11 pages

----------------------------------------------------------------
-----------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Diamond A Partners, L.P.
----------------------------------------------------------------
-----------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)
	/X /
											(b)
	/ /
----------------------------------------------------------------
-----------
3	SEC USE ONLY
----------------------------------------------------------------
-----------
4	SOURCE OF FUNDS*

	WC
----------------------------------------------------------------
-----------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)
			/ /
----------------------------------------------------------------
-----------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
----------------------------------------------------------------
-----------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	---------------------------------------
-----------
		OWNED BY		8	SHARED VOTING POWER
		EACH				2,163,200
		REPORTING		---------------------------------------
-----------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					---------------------------------------
-----------
					10	SHARED DISPOSITIVE POWER
						2,163,200
----------------------------------------------------------------
-----------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	2,163,200
----------------------------------------------------------------
-----------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	/ /
----------------------------------------------------------------
-----------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	3.4
----------------------------------------------------------------
-----------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 301607107								Page 5 of
11 pages

----------------------------------------------------------------
-----------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Diamond A Investors, L.P.
----------------------------------------------------------------
-----------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)
	/X /
											(b)
	/ /
----------------------------------------------------------------
-----------
3	SEC USE ONLY
----------------------------------------------------------------
-----------
4	SOURCE OF FUNDS*

	WC
----------------------------------------------------------------
-----------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)
			/ /
----------------------------------------------------------------
-----------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
----------------------------------------------------------------
-----------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	---------------------------------------
-----------
		OWNED BY		8	SHARED VOTING POWER
		EACH				391,600
		REPORTING		---------------------------------------
-----------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					---------------------------------------
-----------
					10	SHARED DISPOSITIVE POWER
						391,600
----------------------------------------------------------------
-----------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	391,600
----------------------------------------------------------------
-----------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

	/ /
----------------------------------------------------------------
-----------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	0.6
----------------------------------------------------------------
-----------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 301607107								Page 6 of
11 pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to Common Stock (the "Stock") of
Executone Information Systems, Inc. ("ELOT"). The principal executive office of ELOT is located at 478 Wheelers Farms Road, Milford, CT 06460.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Lawndale Capital Management, LLC, a California limited
liability company ("LCM"); Diamond A Partners, L.P., a
California limited partnership ("DAP"); Diamond A Investors,
L.P., a California limited partnership ("DAI"); and Andrew E.
Shapiro ("Shapiro").

(b)	The business address of LCM, DAP, DAI and Shapiro is One
Sansome Street, Suite 3900, San Francisco, California  94104.

(c)	LCM is the investment adviser to and general partner of DAP
and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

(d)	During the last five years, none of such persons has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of such persons was a
party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Shapiro is a citizen of the United States of America.

CUSIP No. 301607107								Page 7 of
11 pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

LCM			Funds Under Management(1)	$5,091,003
DAP			Working Capital			$4,335,968
DAI			Working Capital			$  755,035
Shapiro		Personal Funds			$   84,792

(1)	Includes funds of DAP and DAI invested in Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Persons ("Lawndale") acquired the Stock solely for investment purposes.

Lawndale has been and may continue to be in contact with ELOT's management, members of ELOT's Board of Directors, other significant shareholders, prospective customers, transaction partners and others regarding alternatives ELOT plans to maximize shareholder value.

On March 29, 1999, ELOT announced that it will divest its core telephony and healthcare businesses, change the name of the Company to eLottery, Inc. and focus the company's business on the electronic distribution of lottery tickets over the Internet, Intranet and via telephony.

Lawndale is pleased with ELOT's decision to focus on the eLottery business. This amendment reflects Lawndale's reduced ownership of ELOT resulting from the conversion of ELOT's preferred shares into new common shares and the sales of shares.

CUSIP No. 301607107								Page 8 of
11 pages


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in
Item 2 of this statement is as follows at the date hereof:

		Aggregate
		Beneficially
		Owned					 Voting Power
	Dispositive Power
Name 		Number		Percent	Sole		Shared	Sole
	Shared

LCM		2,554,800		4.1		-0-		2,554,800	-0-
	2,554,800
Shapiro	2,573,993		4.1		19,193	2,554,800	19,193
	2,554,800
DAP		2,163,200		3.4		-0-		2,163,200	-0-
	2,163,200
DAI		  391,600		0.6		-0-		  391,600	-0-
391,600

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since February 17, 1999:

	Purchase			Number	Price
Name	 or Sale	Date		of Shares	Per Share

DAP     P       02/17/99        4,500   $2.733
DAI     P       02/17/99        1,000   $2.733
Shapiro P       02/19/99 (1)
DAP     P       02/22/99        7,700   $2.672
DAP     P       02/22/99        5,000   $2.688
DAI     P       02/22/99        2,300   $2.672
DAP     P       02/23/99        8,400   $2.594
DAI     P       02/23/99        1,600   $2.594
DAP     S       03/01/99       62,900   $2.946
DAI     S       03/01/99       11,900   $2.946
DAP     S       03/02/99       21,100   $3.200
DAI     S       03/02/99        3,900   $3.200
DAP     S       03/05/99        8,500   $3.000
DAI     S       03/05/99        1,500   $3.000
DAP     S       03/11/99       32,100   $3.268
DAI     S       03/11/99        5,900   $3.268
DAP     S       03/15/99        2,600   $3.000
DAI     S       03/15/99          500   $3.000
DAP     S       03/16/99       17,000   $3.000
DAI     S       03/16/99        3,000   $3.000
DAP     S       03/18/99       40,000   $3.192
DAI     S       03/18/99        7,000   $3.192
DAP     S       03/19/99        4,200   $3.063
DAI     S       03/19/99        1,100   $3.063
DAP     S       03/30/99       10,100   $3.563
DAI     S       03/30/99        1,900   $3.563
DAP     S       03/31/99       17,000   $3.641
DAI     S       03/31/99        3,000   $3.641
DAP     S       04/01/99       19,700   $3.625
DAI     S       04/01/99        5,300   $3.625

		(Table continued on next page)

CUSIP No. 301607107								Page 9 of
11 pages

		(Table continued from previous page)

DAP     S       04/05/99       42,300   $3.824
DAI     S       04/05/99        7,700   $3.824
DAP     S       04/06/99       83,200   $4.273
DAI     S       04/06/99       15,100   $4.273
DAP     S       04/08/99      148,000   $5.652
DAI     S       04/08/99       27,000   $5.652
DAP     S       04/09/99       94,000   $6.240
DAI     S       04/09/99       17,000   $6.240
DAP     S       04/12/99       53,900   $7.029
DAI     S       04/12/99       11,100   $7.029
DAP     S       04/13/99       93,100   $8.747
DAP     S       04/13/99       32,200   $9.110
DAI     S       04/13/99       16,900   $8.747
DAI     S       04/13/99        5,800   $9.110
DAP     S       04/14/99       42,300  $11.248
DAI     S       04/14/99        7,700  $11.248
DAP     S       04/16/99       42,300  $10.008
DAP     S       04/16/99      133,000  $10.062
DAI     S       04/16/99        7,700  $10.008
DAI     S       04/16/99       24,100  $10.062
DAP     S       04/19/99        8,500  $10.909
DAI     S       04/19/99        1,500  $10.909


(1)	On 2/19/99, Shapiro purchased $25,000 principal amount of
ELOT 7.5% Convertible Subordinated Debentures, due 3/15/2011, for a price of $15,816.25. The Debentures are convertible into Stock at $10.625 per share, for a total of 2,353 shares of Stock.

All transactions were executed through the Nasdaq National
Market System.

CUSIP No. 301607107								Page 10
of 11 pages

ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Stock, to vote and dispose of Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule
13D or 13G.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	April 22, 1999.

DIAMOND A PARTNERS, L.P.				DIAMOND A INVESTORS,
L.P.

By:  Lawndale Capital Management, LLC	By:	Lawndale Capital
Management, LLC
	General Partner					General Partner


	By:	/s/ Andrew E. Shapiro			By:	/s/ Andrew E.
Shapiro
		Andrew E. Shapiro					Andrew E.
Shapiro
		Manager							Manager

LAWNDALE CAPITAL MANAGEMENT, LLC



By:	/s/ Andrew E. Shapiro 				/s/ Andrew E.
Shapiro
	Andrew E. Shapiro					Andrew E. Shapiro
	Manager

CUSIP No. 301607107								Page 11
of 11 pages


	EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on
Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Executone Information Systems, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  June 15, 1998.

DIAMOND A PARTNERS, L.P.				DIAMOND A INVESTORS,
L.P.

By:  Lawndale Capital Management, LLC	By:	Lawndale Capital
Management, LLC
	General Partner					General Partner



By:	/s/ Andrew E. Shapiro  			By:	/s/ Andrew E.
Shapiro
	Andrew E. Shapiro					Andrew E. Shapiro
	Manager							Manager

LAWNDALE CAPITAL MANAGEMENT, LLC



By:	/s/ Andrew E. Shapiro   				/s/ Andrew E.
Shapiro
	Andrew E. Shapiro					Andrew E. Shapiro
	Manager

CJR\3693\012\1041791.01